The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

SUBSCRIPTION OF NEW A SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY, SUBSCRIPTION OF NEW H SHARES BY NAN LUNG HOLDING LIMITED AND CONNECTED TRANSACTIONS PROPOSED AMENDMENT OF ARTICLES OF ASSOCIATION AND RESUMPTION OF TRADING IN H SHARES

SUBSCRIPTION OF NEW A SHARES AND H SHARES AND CONNECTED TRANSACTIONS

On 10 December 2008, the Company entered into the A Shares Subscription Agreement with CSAHC, pursuant to which CSAHC has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new A Shares for a consideration of RMB2,278,834,000, equivalent to the subscription price of RMB3.16 per new A Share.

On the same date, the Company and Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Shares Subscription Agreement, pursuant to which Nan Lung has conditionally agreed to subscribe and the Company has conditionally agreed to allot and issue 721,150,000 new H Shares for a consideration of RMB721,150,000, equivalent to the subscription price of HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) per new H Share.

In accordance with the Articles of Association, the Listing Rules and applicable rules and regulations in PRC, the issue of new A Shares and H Shares pursuant to the Subscription is required to be subject to approval of the Shareholders by way of special resolutions at a general meeting and separate class meetings. CSAHC and its associates will abstain from voting at the EGM and the class meeting of holders of A Shares convened for approving the Subscription.

Independently of the above approval requirements, since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. An Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Subscription Agreements and the Subscription contemplated under thereto. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. The Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription pursuant thereto.

A circular containing further details of the Subscription as well as other related matters, together with notices of various Shareholders' meetings, will be issued by the Company and despatched to the Shareholders in due course.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned below. Accordingly, the Subscription Agreements may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 2:54 p.m. on 26 November 2008. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 11 December 2008.

SUBSCRIPTION OF NEW A SHARES BY CSAHC

A Shares Subscription Agreement dated 10 December 2008

Parties

(1) The Company, as the issuer.

(2) CSAHC, as the subscriber.

Number of new A Shares subscribed for

CSAHC will subscribe for 721,150,000 new A Shares. Such new A Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new A Shares and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription.

Immediately after completion of the A Shares Subscription and taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new A Shares.

Subscription price

The subscription price per new A Share is RMB3.16. The aggregate subscription price of RMB2,278,834,000 shall be payable in cash within 10 business days from the date on which the Company has notified CSAHC that the conditions precedent set out below have been satisfied. The subscription price of RMB3.16 per A Share was agreed after arm's length negotiations between the parties with reference to not less than the 90% of the average trading price of RMB3.51 per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 11 December 2008.

Conditions precedent

The A Shares Subscription is conditional upon the satisfaction of the following conditions:

(1) the approval by the General Managers Meeting of CSAHC for the A Shares Subscription has been obtained;

(2) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new A Shares pursuant to the A Shares Subscription Agreement have been obtained; and

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the A Shares Subscription contemplated under the A Shares Subscription Agreement.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the A Shares Subscription, the Company and CSAHC shall not be bound to proceed with the A Shares Subscription and the A Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement.

Completion

The Company shall attend to the issue of new A Shares to CSAHC within 10 business days from the date of satisfaction of the above-mentioned conditions precedent. The A Shares Subscription will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC. The Company and CSAHC shall attend to and complete the relevant industrial and commercial registration procedures after completion of the A Shares Subscription.

Transfer restrictions

CSAHC will not dispose of any of the new A Shares within a period of 36 months from the date of issue of the new A Shares.

SUBSCRIPTION OF NEW H SHARES BY NAN LUNG

H Shares Subscription Agreement dated 10 December 2008

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares subscribed for

Nan Lung will subscribe for 721,150,000 new H Shares. Such new H Shares represent approximately 10.99% of the existing issued share capital of the Company, approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares and approximately 9.01% of the Company's enlarged issued share capital after completion of the Subscription. The new H Shares will be issued under a specific mandate of the Company.

Immediately after completion of the H Shares Subscription, CSAHC, through Nan Lung, will hold new H Shares representing approximately 9.90% of the issued share capital of the Company as enlarged by the issue of the new H Shares. Taking into account the 3,300,000,000 A Shares CSAHC already holds (representing approximately 50.30% of the existing issued share capital of the Company), CSAHC will, directly and indirectly hold an aggregate of 4,021,150,000 Shares, representing approximately 55.22% of the issued share capital of the Company as enlarged by the issue of the new H Shares.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price

The subscription price per new H Share is HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13), the actual exchange rate for the conversion of RMB to HK$ shall be based on the median exchange rate as published by the People's Bank of China on the date of payment by Nan Lung. Pursuant to the relevant rules and regulations of PRC and the Articles of Association, the H Shares shall not be issued below its par value. As such, the issue of new H Shares under the H Shares Subscription is fixed at HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13).

The aggregate subscription price of RMB721,150,000 will be payable in cash within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent set out below have been satisfied. The subscription price was agreed after arm's length negotiations between the parties with reference to the recent market prices and the par value of the H Shares.

The subscription price of HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) per new H Share represents:

(a) a premium of approximately 21.71% over the closing price of HK$0.93 per H Share quoted on the Stock Exchange on 26 November 2008, being the date of suspension of trading in the H Shares;

(b) a premium of approximately 6.58% over the average closing price of HK$1.062 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares;

(c) a premium of approximately 3.27% over the average closing price of HK$1.096 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares;

(d) a premium of approximately 2.29% over the average closing price of HK$1.107 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares; and

(e) the par value of the H Shares.

Conditions precedent

The H Share Subscription is conditional upon the following conditions:

(1) the approvals by the Independent Shareholders at the EGM and the Class Meetings for the issue of new H Shares pursuant to the H Share Subscription Agreement;

(2) the approvals by the directors of Nan Lung for the H Shares Subscription;

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the H Shares Subscription contemplated under the H Shares Subscription Agreement; and

(4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the H Shares Subscription, the Company and Nan Lung shall not be bound to proceed with the H Shares Subscription and the H Shares Subscription Agreement shall cease to be of any effect save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

Completion of the H Shares Subscription will take place within 10 business days from the date on which the Company has notified Nan Lung that the conditions precedent set out above have been satisfied or on such other date as the parties may agree. The Company and Nan Lung shall attend to and complete the relevant industrial and commercial registration procedures after completion of the H Shares Subscription.

Transfer restrictions

Nan Lung shall not dispose of any of the new H Shares within a period of 12 months from the date of issue of the new H Shares.

RANKING OF NEW SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that they are subject to the lock-up period of 36 months as mentioned above.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that they are subject to the lock-up period of 12 months as mentioned above.

The new A Shares and the new H Shares will be allotted and issued to CSAHC and Nan Lung on different dates, subject to the approval from the Independent Shareholders in the EGM and the Class Meetings and the relevant approval authorities. As advised by the PRC legal advisers of the Company, the proposed issue of new A Shares and the new H Shares at different prices contemplated under the Subscription is legally enforceable under and in compliance with all the relevant rules and regulations in the PRC.

ADJUSTMENT TO THE SUBSCRIPTION PRICE AND THE NUMBER OF NEW A SHARES AND H SHARES TO BE SUBSCRIBED

The subscription price and the number of new A Shares and H Shares to be subscribed shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the date of this announcement to the date of issue of the new A Shares and H Shares.

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each Share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure, and the subscription price for new A Shares shall not be less than its nominal value of RMB1.00 per A Share and the subscription price for new H Shares shall not be less than its HK$ equivalent of its nominal value of RMB1.00 per H Share), then

Dividends distribution: $P_1 = P_0 - D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;

Combination of the three items: $P_1 = (P_0-D+AK)/(1+N+K)$.

SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the date of this announcement and immediately after completion of the Subscription (assuming no further issuance of Shares)

	CSAHC (A Shares)	Nan Lung (H Shares)	Public (A Shares)	Public (H Shares)	Total
Number of Shares held as at the date of this announcement	3,300,000,000	–	1,500,000,000	1,761,267,000	6,561,267,000
% to the existing total issued share capital of the Company as at the date of this announcement	50.30	–	22.86	26.84	100%
Number of new H Shares and A Shares held	721,150,000	721,150,000	–	–	1,442,300,000
Number of Shares held immediately after completion of the Subscription	4,021,150,000	721,150,000	1,500,000,000	1,761,267,000	8,003,567,000
% to the total issued share capital of the Company immediately after completion of the Subscription	50.24	9.01	18.75	22.00	100%

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. However, amid the current gloomy economic condition, it is difficult for the Company to raise fund directly from the market. The Directors have considered alternative means for the Group to raise funds other than the Subscription, such as, debt financing. However, given the current financial condition of the Group, the Directors believe that taking up further borrowings or other bank financing would increase the Group's finance costs, and, in turn, will further deteriorate the Group's financial position. As the controlling Shareholder is willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from its controlling Shareholders in order to enhance the capital base of the Company. The Company will be able to raise gross proceeds of RMB721,150,000 (equivalent to RMB1.00 per new H Share) and net proceeds of approximately RMB716,150,000 (equivalent to approximately RMB0.993 per new H Share) from the H Shares Subscription and to raise gross proceeds of RMB2,278,834,000 (equivalent to RMB3.16 per new A Share). Accordingly, the Company will be able to raise gross proceeds of approximately RMB3 billion from the Subscription, if completed.

The Directors consider that the respective subscription prices for A Shares and H Shares are fair and reasonable by taking into account (i) the recent market prices of the A Shares and the H Shares, (ii) the par value per H Share and A Share and (iii) the relevant rules and regulations in PRC and Hong Kong in determining the respective subscription price for A Shares and H Shares, with details below:

(i) the A Shares and H Shares were always traded at substantially different prices in the past. The average trading price of A Shares as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 27 November 2008, being the date of suspension of trading of A Shares was approximately RMB3.51 (approximately 3.5 times above its par value) while the H Shares were recently traded around or below its par value (the average closing price for H Shares as quoted on the Stock Exchange for the twenty trading days immediately prior to 26 November 2008, being the date of suspension of trading in the H Shares was only HK$1.107);

(ii) the par value of RMB1.00 per A Share and H Share; and

(iii) the pricing mechanism of the A Shares (to issue the new A Shares at a discount) is pursuant to the provisions stipulated in the "Measures on the Administration of Issuance of Securities by Listed Companies" and "Regulations on the Implementation of the Non-public Issue of Shares of Listed Companies"; while there is no specific provisions regulating the pricing mechanism of the H Shares under the Listing Rules, pursuant to the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association, the Company cannot issue Shares below its par value. As such, the Company can only issue the new H Shares at a premium (as the recent trading prices of H Shares were below the par value of H Shares) in order to comply with the relevant rules and regulations in the PRC and the Articles of Association.

The Board also believes that the Subscription will be beneficial to the Company as it can facilitate the Company to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources, lighten the debt burden of the Company, and enhance the overall benefit of the Company. Further, the Company is currently classified as a "foreign invested stock enterprise" as the percentage of the H Shares exceeds 25% of the total issued share capital of the Company and the Company is entitled to enjoy various tax benefits granted to "foreign invested stock enterprises" in the PRC, e.g. exemption of the city protection and construction tax and additional education fee. However, if the percentage of the H Shares drops below 25%, the Company will lose its "foreign invested stock enterprise" status and be re-classified as "stock enterprise with foreign investment". The Company may lose the tax benefits currently received by the Company which may unnecessarily and substantially increase its tax burden, which will in turn, substantially affect the financial performance of the Company. Having considered the above, the Directors consider the terms of the Subscription Agreements are fair and reasonable and the decision to split the share issue between the PRC and Hong Kong by raising the funds through the issue of both A Shares and H Shares are in the best interests of the Company and the Shareholders (particularly medium to small Shareholders) as a whole are concerned.

The Company considers that the Subscription is a preferred method of fund raising as compared with other fund raising exercises.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

The Company has not conducted any fund raising exercise in the past 12 months preceding the date of this announcement.

The Company will use the estimated net proceeds of the Subscription to repay the principals of the bank loans of the Company. The remaining proceeds (if any) after repayment of the principals of the bank loans will be used as working capital of the Company.

Details on the use of proceeds from A Shares Subscription for repayment of loans are as follows:

Serial No.	Banks	Outstanding loans (RMB)	Date of Maturity
1	Dongshan Branch, Agriculture Bank of China	500,000,000.00	20 April 2011
2	Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	20 April 2011
3	Bank of China, Guangdong Province Branch	400,000,000.00	1 July 2011
4	Dongshan Branch, Agriculture Bank of China	500,000,000.00	29 July 2011
5	Guangzhou Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	26 August 2011
6	Guangzhou Liuhua Branch, Industrial and Commercial Bank	300,000,000.00	13 October 2011
Total		**2,300,000,000.00**	

Details on the use of proceeds from H Shares Subscription for repayment of loan are as follows:

Serial No.	Bank	Outstanding loan (USD)	Date of Maturity
1	Bank of China, Guangdong Province Branch	148,000,000.00	5 December 2009
Total		**148,000,000.00**	

Note: If the proceeds being raised is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION CONSEQUENTIAL TO THE SUBSCRIPTION

If the Subscription is approved in the EGM and the Class Meetings, the registered and issued share capital of the Company will be increased upon completion of the Subscription and the Articles of Association will be required to be amended to reflect the changes in the registered and issued share capital of the Company as a result of the Subscription.

The proposed amendments to the Articles of Associations consequential to the Subscription are subject to the approval of the Shareholders by way of a special resolution at the general meeting and will become effective after the approval from the relevant government authorities in the PRC is obtained, if the Subscription is approved in the EGM and the Class Meetings and the Company has obtained approval from China Securities Regulatory Commission (CSRC).

IMPLICATIONS UNDER THE LISTING RULES

The issue of new A Shares and H Shares pursuant to the Subscription will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and H Shares is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings. At the EGM convened for the purpose of approving the issue of new A Shares and H Shares pursuant to the Subscription, CSAHC and its associates will abstain from voting. Likewise, at the class meeting for holders of A Shares convened for the purpose of approving the issue of new H Shares and A Shares pursuant to the Subscription, CSAHC and its associates will also abstain from voting.

Independently of the approval requirements mentioned above, since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. Thus, an Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Subscription Agreement. An independent financial adviser has, in accordance with the Listing Rules, been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the Subscription, the Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription pursuant thereto.

A circular containing further details of the Subscription and as well as other related matters (including proposed consequential changes to the Articles of Association effective upon the completion of the Subscription), together with notices of various Shareholders' meetings, will be issued by the Company and despatched to the Shareholders in due course.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreements may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 2:54 p.m. on 26 November 2008. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 11 December 2008.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB1.00 each in the capital of the Company
"A Shares Subscription"	the subscription for new A Shares in the Company by CSAHC pursuant to the A Shares Subscription Agreement

"A Shares Subscription Agreement"	the subscription agreement dated 10 December 2008 between CSAHC and the Company under which CSAHC agrees to subscribe for, and the Company agrees to issue 721,150,000 new A Shares at the subscription price of RMB3.16 per new A Share
"Articles of Association"	the articles of association of the Company, as amended from time to time
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"China" or "PRC"	the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of A Shares to be held immediately after the conclusion of the said class meeting of holders of H Shares
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"connected person"	has the meaning ascribed thereto under the Listing Rules
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder holding approximately 50.3% equity interest in the Company as at the date of this announcement
"Directors"	the directors of the Company
"EGM"	the forthcoming extraordinary general meeting of the Company to be convened and held for the purpose of, among other things, approving the Subscription and the amendments to the Articles of Association
"Group"	the Company and its subsidiaries;
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"H Shares Subscription"	the subscription for new H Shares by Nan Lung pursuant to the H Shares Subscription Agreement
"H Shares Subscription Agreement"	the subscription agreement dated 10 December 2008 between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue 721,150,000 new H Shares at the subscription price of HK$ equivalent of RMB1.00 (equivalent to approximately HK$1.13) per new H Share

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Subscription
"Independent Shareholders"	the Shareholders, other than CSAHC and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	collectively, the H Shares Subscription and the A Shares Subscription which will be completed separately
"Subscription Agreements"	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement

The English name/translations of the companies established in the PRC, relevant authorities in the PRC and other Chinese terms used in this announcement are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

In this announcement, unless otherwise stated, certain amount denominated in RMB have been converted into HK$ using an exchange rate of RMB1.00 to HK$1.1319 for illustration purpose only. The exchange rates do not constitute representations that any amount has been, could have been, or may be exchanged at this or any other rates at all.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
10 December 2008

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.